

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
George A. Villasana
Vice President, General Counsel and Secretary
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

> **Re:** **Asbury Automotive Group, Inc.**
> **Pre-effective Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 26, 2013**
> **File No. 333-189531**

Dear Mr. Villasana:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated July 18, 2013, as well as your disclosure in your Form 10-Q for the fiscal period ended June 30, 2013 that "Asbury Automotive Group, Inc. is a holding company with no *material* independent assets or operations [emphasis added]." However, Note 1 of Rule 3-10(f) requires disclosure, if true, that the "parent company has *no* independent assets or operations [emphasis added]." Please advise or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Joel T. May
        Neil Simon
        Jones Day